UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)*

Synovics Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock
 (Title of Class of Securities)

87163M10 1 (formerly 090946 10 4)
(CUSIP Number)

Andrew C. Peskoe, Esq., Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York  10022  (212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

---------------------------------------------------------------------------------------------------------------------------

1)

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Maneesh Pharmaceuticals Ltd.

00-000000

---------------------------------------------------------------------------------------------------------------------------

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [x]

--------------------------------------------------------------------------------------------------------------------------

3)

SEC Use Only

 -------------------------------------------------------------------------------------------------------------------------

4)

SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------------------------------------------------

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

-------------------------------------------------------------------------------------------------------------------------

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

India

-------------------------------------------------------------------------------------------------------------------------

NUMBER OF

7)

SOLE VOTING POWER

0

SHARES                        --------------------------------------------------------------------------------------------

BENEFICIALLY

8)

SHARED VOTING POWER

5,700,000

OWNED BY

             -------------------------------------------------------------------------------------------

EACH

9)

SOLE DISPOSITIVE POWER

0

REPORTING

-------------------------------------------------------------------------------------------

PERSON WITH

10)

SHARED DISPOSITIVE POWER

5,700,000

-------------------------------------------------------------------------------------------

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700,000

-------------------------------------------------------------------------------------------------------------------------

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[  ]

-------------------------------------------------------------------------------------------------------------------------

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%

-------------------------------------------------------------------------------------------------------------------------

14)

TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------------------------------------------------

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

---------------------------------------------------------------------------------------------------------------------------

1)

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Svizera Holdings BV

00-000000

---------------------------------------------------------------------------------------------------------------------------

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [x]

--------------------------------------------------------------------------------------------------------------------------

3)

SEC Use Only

 -------------------------------------------------------------------------------------------------------------------------

4)

SOURCE OF FUNDS

WC

-------------------------------------------------------------------------------------------------------------------------

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

-------------------------------------------------------------------------------------------------------------------------

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

Netherlands

-------------------------------------------------------------------------------------------------------------------------

NUMBER OF

7)

SOLE VOTING POWER

0

SHARES                        --------------------------------------------------------------------------------------------

BENEFICIALLY

8)

SHARED VOTING POWER

200,000

OWNED BY

             -------------------------------------------------------------------------------------------

EACH

9)

SOLE DISPOSITIVE POWER

0

REPORTING

-------------------------------------------------------------------------------------------

PERSON WITH

10)

SHARED DISPOSITIVE POWER

200,000

-------------------------------------------------------------------------------------------

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200,000

-------------------------------------------------------------------------------------------------------------------------

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[  ]

-------------------------------------------------------------------------------------------------------------------------

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%

-------------------------------------------------------------------------------------------------------------------------

14)

TYPE OF REPORTING PERSON

OO

-------------------------------------------------------------------------------------------------------------------------

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

---------------------------------------------------------------------------------------------------------------------------

1)

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Vinay R. Sapte

---------------------------------------------------------------------------------------------------------------------------

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [x]

--------------------------------------------------------------------------------------------------------------------------

3)

SEC Use Only

 -------------------------------------------------------------------------------------------------------------------------

4)

SOURCE OF FUNDS

OO

-------------------------------------------------------------------------------------------------------------------------

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

-------------------------------------------------------------------------------------------------------------------------

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

India

-------------------------------------------------------------------------------------------------------------------------

NUMBER OF

7)

SOLE VOTING POWER

0

SHARES                        --------------------------------------------------------------------------------------------

BENEFICIALLY

8)

SHARED VOTING POWER

5,700,000

OWNED BY

             -------------------------------------------------------------------------------------------

EACH

9)

SOLE DISPOSITIVE POWER

0

REPORTING

--------------------------------------------------------------------------------------------

PERSON WITH

10)

SHARED DISPOSITIVE POWER

5,700,000

-------------------------------------------------------------------------------------------

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700,000

-------------------------------------------------------------------------------------------------------------------------

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[  ]

-------------------------------------------------------------------------------------------------------------------------

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%

-------------------------------------------------------------------------------------------------------------------------

14)

TYPE OF REPORTING PERSON

IN

-------------------------------------------------------------------------------------------------------------------------

CUSIP N0.: 87163M10 1 (formerly 090946 10 4)

---------------------------------------------------------------------------------------------------------------------------

1)

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

Maneesh Sapte

---------------------------------------------------------------------------------------------------------------------------

2)

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [x]

--------------------------------------------------------------------------------------------------------------------------

3)

SEC Use Only

 -------------------------------------------------------------------------------------------------------------------------

4)

SOURCE OF FUNDS

OO

-------------------------------------------------------------------------------------------------------------------------

5)

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

-------------------------------------------------------------------------------------------------------------------------

6)

CITIZENSHIP OR PLACE OF ORGANIZATION

India

-------------------------------------------------------------------------------------------------------------------------

NUMBER OF

7)

SOLE VOTING POWER

0

SHARES                        --------------------------------------------------------------------------------------------

BENEFICIALLY

8)

SHARED VOTING POWER

5,700,000

OWNED BY

             -------------------------------------------------------------------------------------------

EACH

9)

SOLE DISPOSITIVE POWER

0

REPORTING

--------------------------------------------------------------------------------------------

PERSON WITH

10)

SHARED DISPOSITIVE POWER

5,700,000

-------------------------------------------------------------------------------------------

11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,700,000

-------------------------------------------------------------------------------------------------------------------------

12)

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

[  ]

-------------------------------------------------------------------------------------------------------------------------

13)

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5%

-------------------------------------------------------------------------------------------------------------------------

14)

TYPE OF REPORTING PERSON

IN

-------------------------------------------------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2006, as amended by Amendment No. 1 thereto filed on November 16, 2006 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated in entirety as follows:

This Statement relates to the common stock, $.001 par value (the “Common Stock”) of Synovics Pharmaceuticals, Inc., a Nevada corporation (“Synovics” or the “Company”). The address of the principal executive offices of Synovics is 5360 Northwest 35th Avenue, Ft. Lauderdale, Florida 33309.

ITEM 4. PURPOSE OF TRANSACTION

Vinay R. Sapte, Maneesh Sapte, Maneesh Pharmaceuticals Ltd. (“Maneesh”) and Svizera Holdings BV (“Svizera”) (Vinay Sapte, Maneesh Sapte, Maneesh and Svizera are collectively referred to as the “Reporting Persons”) acquired beneficial ownership of the shares of Common Stock as described in this Schedule 13D, initially, for investment purposes and, currently, with the intention of obtaining the right to designate for appointment and election of a majority of the Directors on the Company’s Board of Directors.  (Vinay and Maneesh Sapte are brothers. Svizera is a wholly-owned subsidiary of Maneesh.  Vinay and Maneesh Sapte are principal stockholders and control the management of Maneesh).

Except as set forth below as to subparagraphs (a) and (d) of Item 4 and in Item 6 of Schedule 13D, none of the Reporting Persons or the other directors of Maneesh has any present plans or proposals which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

As further described in Item 6 below, on April 3, 2008 Maneesh, through Svizera, purchased a Convertible Promissory Note dated April 3, 2008 (the “Closing Date”) in the principal amount of $1 million (the “Note”) issued by Kirk Pharmaceuticals, LLC, a Florida limited liability company (“Kirk”). Kirk is a wholly-owned subsidiary of Synovics.  The Note is secured by 1,000,000 shares of Series B Preferred Stock of the Company pledged by the Company and 2,000,000 shares of Company Common Stock pledged by RH Lane Limited Partnership, an affiliate of Ronald H. Lane, Ph.D., the Company’s Chief Executive Officer.

As further described in Item 6 below, on April 29, 2008, Maneesh provided a standby letter of credit (the “LC”) in favor of Bank of India (“BOI”) to support the Company’s credit facility with Bank of India (“BOI”) in the outstanding principal amount of approximately $6,550,000 (“Credit Facility”).  In consequence, BOI has notified Nostrum Pharmaceuticals, Inc. (“Nostrum”) and Dr. Nirmal Mulye that BOI has released the Nostrum and Mulye guaranties to BOI and their related Undertaking with BOI.

In accordance with an agreement between Svizera and the Company dated April 3, 2008, the Company has agreed to issue 4,000,000 shares of Common Stock to Maneesh in consideration of its obtaining the release of the Nostrum and Mulye guarantees. (The Company subsequently agreed to “gross-up” the number of such shares in the event that all or part of 10,661,000 shares of Common Stock subject to an escrow agreement among the Company, Nostrum and Dr. Mulye are ultimately released to Nostrum).

In the event that the principal amount of the Credit Facility is increased to $10 million, the Company has agreed to issue an additional 3,000,000 shares of Common Stock to Maneesh (or an affiliate thereof) in consideration for its guaranty of the increased facility.

As further described in Item 6 below, in connection with its purchase of the Note, Maneesh has the right to “roll-over” the Note in exchange for shares of the Company’s Series C Preferred Stock and Warrants to purchase Common Stock to be offered pursuant to the Company’s proposed offering of a minimum of $11 million (including approximately $6 million in principal amount of roll-over debt) and a maximum of $25 million of Series C Stock, and to purchase an additional $5 million of Series C Preferred Stock and Warrants.  The Company has agreed to issue to Maneesh 200,000 shares of Common Stock upon the exchange of the Svizera Note in the Series C Offering.

The Reporting Persons may be willing in the future to consider an additional investment in Company securities.

(d)

As further described in Item 6 below, on April 3, 2008 the Company and Svizera agreed  that, upon the closing of Maneesh’s Series C investment, the Company would increase its Board of Directors to five members, of whom two would be designated by Maneesh. The agreement was amended on April 24, 2008 to provide that Maneesh would have the right, subject to closing of the minimum Series C Offering, to designate three out of the five Directors for election by the Company’s shareholders, on the understanding that Maneesh’s right to designate its third Director was given in consideration of Maneesh’s guaranty to BOI in place of the guaranties of Nostrum and Mulye.

On April 28, 2008, the Company’s Board of Directors approved its reconstitution as follows: upon the release of the Nostrum Guarantee and replacement therewith by the Maneesh guarantee (or the LC, pending approval of the Maneesh guarantee), the Board expanded its size from three to four; Vinay Sapte was appointed to the Board to fill the resulting vacancy; the Board accepted the resignations of William McCormick and Richard Feldheim; and, upon the initial closing of the Series C Financing (including the investment by Maneesh of at least $5 million in cash) and compliance with regulatory requirements (including Rule 14f-1 of the Securities and Exchange Act, as amended), the Board shall be expanded to five members, and two Maneesh representatives (Jyotindra Gange and Maneesh Sapte (brother of Vinay Sapte) and one representative of Harcharan Singh shall be appointed to fill the vacancies; in addition, if the new five-member Board decides to expand to seven members, such vacancies shall be filled by a fourth Maneesh representative and an Axiom representative.  As a result, the Company’s Board currently consists of Vinay Sapte and Ronald Lane.

The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise. The Company has advised the Reporting Persons that the 1,500,000 shares of Common Stock initially beneficially owned by the Reporting Persons were issued in a transaction that was exempt from registration requirements of the Securities Act of 1933, as amended, and that, therefore, those shares are restricted as to resale. The Company has not yet issued the 4,000,000 shares of Common Stock to which Maneesh is entitled for obtaining the release of the Nostrum and Mulye guarantees. The Company has not yet issued the 200,000 shares of Common Stock to which Svizera is entitled for purchasing its Note from Kirk.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons. Collectively, the Reporting Persons beneficially own 5,700,000 shares, or 23.5%, of Common Stock.

These percentages are derived from an assumed total number of shares of Common Stock outstanding of 24,246,113, which includes (i) 19,118,113 shares as of February 28, 2008, based on information in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2008, and subject to the qualifications stated therein regarding the ultimate disposition of 10,661,000 shares of Common Stock currently held in escrow and accounted for by the Company as treasury shares, as further discussed in Item 6 below, (ii) 4,000,000 shares that the Company has agreed to issue (but which have not been issued as of the date hereof) to Maneesh for obtaining the release of the Nostrum and Mulye guarantees, and (iii) an aggregate of 1,128,000 shares that the Company has agreed to issue (but which have not been issued as of the date hereof) to the holders of $6,090,000 in aggregate principal amount of Kirk Notes in connection with their purchase of such Notes on April 3, 2008 (which number of shares and principal amount of Notes are based on information provided by the Company to the Reporting Persons on the date of filing hereof).

Maneesh beneficially owns 5,700,000 shares of Common Stock (1,500,000 of which it has been advised by the Company are titled solely in the name of Maneesh), which represent approximately 23.5% of the outstanding shares of Common Stock.  Svizera beneficially owns 200,000 shares of Common Stock, which it has been advised by the Company will be, upon issuance thereof, titled solely in the name of Svizera, which represent approximately 1.0% of the outstanding shares of Common Stock. Messrs. Vinay and Maneesh Sapte share beneficial ownership of 5,700,000 shares of Common Stock as the directors of Maneesh and Svizera authorized to effect transactions concerning these shares of Common Stock on behalf of Maneesh and Svizera.

(b)

Maneesh and Messrs. Vinay and Maneesh Sapte share the power to vote or to direct the vote or to dispose or direct the disposition of the 5,700,000 shares of Common Stock because Messrs. Vinay and Maneesh Sapte, as the directors authorized to act on behalf of Maneesh and Svizera, respectively, with respect to the 5,700,000, and 200,000 shares of Common Stock, respectively, may act on behalf of Maneesh and Svizera to vote or to direct the vote or to dispose or direct the disposition of the 5,500,000 shares and 200,000 shares of Common Stock titled in the name of Maneesh and Svizera, respectively. Neither Maneesh, Vinay or Maneesh Sapte hold sole power to vote or to direct the vote or to dispose or direct the disposition of any of the 5,700,000 shares of Common Stock.

(c)

Not applicable.

(d)

Not applicable

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in entirety as follows:

Through its wholly-owned subsidiary, Svizera, Maneesh purchased for face amount a Convertible Promissory Note dated April 3, 2008 (the “Closing Date”) in the principal amount of $1 million (the “Note”) issued by Kirk Pharmaceuticals, LLC, a Florida limited liability company (“Kirk”).  Kirk is a wholly-owned subsidiary of Synovics.  The Note is part of a series of an aggregate of $6,090,000 in aggregate principal amount of Convertible Promissory Notes issued by Kirk of like tenor (the “Bridge Notes”) to accredited investors (which principal amount of Notes is based on information provided by the Company to the Reporting Persons on the date of filing hereof).  The initial closing of the Bridge Note Offering was completed on the Closing Date.

The Bridge Notes bear interest at 6% per annum increasing to 18% in the case of an event of default and mature on June 30, 2008, unless earlier converted. Upon the closing of a qualified equity financing (as defined therein), the Bridge Notes convert at the option of the holder into the Company’s future Series C Preferred Stock to be issued in a qualified equity financing at a premium of 110% of the unpaid principal and interest of the Bridge Notes.  In addition, upon closing of the qualified equity financing, holders of the Bridge Notes are entitled to receive bridge warrants to acquire the Registrant’s common stock at an exercise price and upon other terms identical to the warrants to be issued in the qualified equity financing. The number of shares of common stock into which the bridge warrants are exercisable ranges from 40% to 50% of the number of shares of common stock issuable to holders upon conversion of the Series C Preferred Stock receivable upon conversion of the Bridge Notes, with the range depending on the timing of the initial closing of the qualified equity financing.

The Bridge Notes are secured by (i) the pledge by Synovics of 1 million shares of its Series B Preferred Stock, subject to the terms of a Pledge Agreement dated the Closing Date between Synovics and Axiom Capital Management, Inc. (“Axiom” or the “Collateral Agent”)),

as Collateral Agent for the Holders (the “Company Pledge Agreement”), and (ii) the pledge by Ronald Lane, the Company’s Chief Executive Officer, of 2 million shares of the Company’s Common Stock owned by Mr. Lane’s affiliate, subject to the terms of a Pledge Agreement dated the Closing Date between the Axiom, as Collateral Agent, and Mr. Lane (the “Lane Pledge Agreement”).

Each share of Series B Preferred Stock is entitled to 15 votes per share and, upon an Event of Default (as defined therein) is convertible into 15 shares of Common Stock.  Upon an Event of Default, the Company is obligated to file a registration statement under the Securities Act covering the resale of shares of common stock issuable upon conversion of the Series B Convertible Preferred Stock.  If the Company does not file a registration statement within 15 days following an Event of Default, the Bridge Notes will be deemed to increase in principal amount by 1% every month up to 10% in the aggregate.

The Bridge Notes provide that, upon the occurrence of an Event of Default thereunder, the Holders shall seek satisfaction of any remedy in the following priority: first from , at the discretion of the Holders, (i) the assets of Kirk and/or (ii) pursuant and subject to the Company Pledge Agreement, from the proceeds of sales of (x) Series B Shares and/or (y) if the Series B Shares shall be converted in whole or part, from shares of Synovics Common Stock issued upon conversion thereof ; and, following (i) and (ii), second from the proceeds of sales of the shares of  Common Stock pursuant and subject to the Lane Pledge Agreement.

The Bridge Note Holders have entered into a Collateral Agent Agreement dated the Closing Date with Axiom, as Collateral Agent, which provides, among other things that a Majority-in-Interest of the Holders (a “Majority-in-Interest”) may direct the Collateral Agent with respect to the exercise of any of their rights and remedies upon an Event of Default under the Bridge Notes, including the foreclosure and sale of any of shares of Series B Preferred Stock (and any shares of Common Stock issued upon conversion thereof) subject to the Company Pledge Agreement, and/or any shares of Common Stock subject to the Lane Pledge Agreement, and the voting of any such shares.

Pursuant to the Maneesh Letter, it is anticipated that Svizera will exchange its Bridge Note in the Company’s Series C offering and Maneesh (either directly or through an affiliate) will purchase an additional $5 million of Series C Preferred Stock, subject to the satisfaction of certain conditions, including a satisfactory due diligence investigation.

Holders of the Bridge Notes are entitled to be issued a number of shares of Common Stock equal to 20% of the principal amount of their Notes as additional consideration for the purchase of such Notes. Svizera is thus entitled to receive 200,000 shares of Common Stock therefor.

Pursuant to a Settlement Agreement among the Company, Synovics Laboratories, Inc., Nostrum Pharmaceuticals, Inc. (“Nostrum”) and Nirmal Mulye, Ph.D. (“Mulye”) and a related Escrow Agreement among Nostrum, the Company and the Escrow Agent thereunder, each dated as of July 31, 2007, 10,661,000 shares of Company Common Stock owned by Nostrum were placed in escrow (the “Escrow Shares”).  Prior to April 29, 2008, Nostrum and Mulye were guarantors of the Company’s credit facility with Bank of India (“BOI”) in the principal amount of approximately $6,550,000 (“Credit Facility”).  Nostrum and Mulye also entered into an Undertaking with BOI providing, among other things, for Nostrum to maintain certain cash collateral accounts with BOI.

The Maneesh Letter provides that, in the event that Maneesh guarantees the Credit Facility (and obtains the release of the Nostrum and Mulye guarantees), the Company will issue 4,000,000 shares of Common Stock to Maneesh.  In the event that the principal amount of the credit facility is increased to $10 million, the Company has agreed to issue an additional 3,000,000 shares of Common Stock to Maneesh in consideration for its guaranty.

On April 29, 2008, Maneesh provided a standby letter of credit (the “LC”) in favor of BOI to support the Company’s Credit Facility. In consequence, BOI notified Nostrum, Mulye and the Escrow Agent that BOI has released the Nostrum and Mulye guaranties and the related Undertaking.

In a Current Report on Form 8-K filed on May 5, 2008, the Company has reported that: the Company has delivered a notice to the Escrow Agent demanding release to the Company of the Escrow Shares; Nostrum is currently contesting the release of the Escrow Shares; and the Company intends to vigorously pursue the release of the Escrow Shares and believes that Nostrum’s challenge is completely lacking merit. Any release of the Escrow Shares, in whole or part, to Nostrum would proportionately decrease the percentage of the Reporting Person’s beneficial ownership of Common Stock reported hereby, subject to the Company’s obligation to “gross-up” the 4,000,000 shares issuable to Maneesh in consideration of the release of the Nostrum and Mulye guaranties if the Escrow Shares are released to Nostrum.

The Maneesh Side Letter originally provided that, upon the closing of Maneesh’s Series C investment, the Company would reduce its Board of Directors to five members, of whom two would be designated by Maneesh.  The Maneesh Side Letter was amended on April 24, 2008 to provide that Maneesh will have the right to designate three out of the five Directors for election by the Company’s shareholders, on the understanding that Maneesh’s right to designate its third Director was given in consideration of Maneesh’s guaranty to BOI in place of the guaranties of Nostrum and Mulye.

On April 28, 2008, the Company’s Board of Directors approved its reconstitution as follows: upon the release of the Nostrum Guarantee and replacement therewith by the Maneesh guarantee (or the LC, pending approval of the Maneesh guarantee), the Board expanded its size from three to four; Vinay Sapte was appointed to the Board to fill the vacancy; the Board accepted the resignations of William McCormick and Richard Feldheim; and, upon the initial closing of the Series C Financing (including the investment by Maneesh of at least $5 million in cash) and compliance with regulatory requirements (including Rule 14f-1 of the Securities and Exchange Act, as amended, which the Company shall immediately commence), the Board shall be expanded to five members, and two Maneesh representatives (Jyotindra Gange and Maneesh Sapte (brother of Vinay Sapte) and one representative of Harcharan Singh representative shall be appointed to fill the vacancies; in addition, if the new five member Board decides to expand to seven members, such vacancies shall be filled by a fourth Maneesh representative and a representative of Axiom Capital Management, Inc.  In consequence, the Company’s Board currently consists of Vinay Sapte and Ronald Lane.

The Maneesh Side Letter provides that the principal stockholders of the Company represented on the Board will enter into a voting agreement obligating them to vote their shares of Company stock in favor of each other’s designees as described above.

Notwithstanding the foregoing, the Reporting Persons hereby affirm that the Holders of the Bridge Notes do not constitute a group and disclaim beneficial ownership of any of the shares of Series B Preferred stock subject to the Company Pledge Agreement and any of the shares of Common Stock subject to the Lane Pledge Agreement for purposes of Section 13(d) of the Act.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

1.

Joint Filing Agreement dated May 7, 2008 between Vinay R. Sapte, Maneesh Sapte, Maneesh Pharmaceuticals, Inc. and Svizera Holdings BV*

2.

Form of Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of Synovics Pharmaceuticals, Inc. (“Synovics”)**

3.

Form of Convertible Bridge Note of Kirk Pharmaceuticals, Inc. (“Kirk”)***

4.

Letter Agreement dated April 3, 2008 among Synovics, Kirk and Holders of Convertible Bridge Notes***

5.

Agreement dated April 3, 2008 between Svizera Holdings BV and Synovics, as amended, April 24, 2008***

__________

*

Filed herewith

**

Incorporated by reference to Exhibit to the Current Report on Form 8-K of Synovics filed April 16, 2008

***

Incorporated by reference to Exhibit to the Current Report on Form 8-K of Synovics filed May 5, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 7, 2008

Maneesh Pharmaceuticals Ltd.

By:    /s/ Vinay R. Sapte

Vinay R. Sapte, Managing Director

Svizera Holdings BV

By:    /s/ Vinay R. Sapte

Vinay R. Sapte, Managing Director

/s/    Vinay R. Sapte

Vinay R. Sapte

/s/    Maneesh Sapte

Maneesh Sapte